EXELIXIS, INC.

210 East Grand Ave.

South San Francisco, CA 94080

(650) 837-7000

July 15, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re: Request to Withdraw Post-Effective Amendment No. 1 to Registration Statement on

Form S-3 - SEC File Number 333-194074

Dear Sirs:

On July 1, 2015, Exelixis, Inc. (the “Registrant”) filed a Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File Number 333-194074) (the “Post-Effective Amendment”) with the Securities and Exchange Commission. The Post-Effective Amendment was inadvertently filed using the wrong EDGAR code POS AM and, accordingly, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Post-Effective Amendment. The Registrant will file a new post-effective amendment using the EDGAR code POSASR. No securities have been sold in connection with the offering.

Yours truly,

EXELIXIS, INC.

/s/ Michael M. Morrissey

Michael M. Morrissey, Ph.D.

President and Chief Executive Officer